October 19, 2015

Ms. Pamela Long

Assistant Director

Office of Manufacturing and Construction

United States Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C.   20549-4631

RE:

Standex International Corporation

Registration Statement on Form S-3

Filed September 25, 2015

File No. 333-207143

Dear Ms. Long:

We received your communication dated October 14, 2015, relating to the Staff’s review of Standex International Corporation’s  (the “Company”) Form 10-K for the year ended June 30, 2015.  We have verbally requested an extension to submit responses to your letter in order to fully review our responses with our CEO and the Audit Committee of the Board of Directors of the Company.  This will confirm that you agreed to allow us to submit our responses to your office by no later than October 30, 2015.

We appreciate your consent in this matter.

Regards,

/s/ Sean Valashinas

Sean Valashinas

Chief Accounting Officer